Exhibit 99.1

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Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	31 March 2023	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Bilibili Inc.

Date Submitted:	12 April 2023

I. Movements in Authorised / Registered Share Capital Not applicable

1. Type of shares	WVR ordinary shares	Class of shares	Other class (specify in description)	Listed on SEHK (Note 1)	No
Stock code	N/A	Description	Class Y

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	100,000,000	USD	0.0001	USD	10,000
Increase / decrease (-)	0			USD
Balance at close of the month	100,000,000	USD	0.0001	USD	10,000

2. Type of shares	WVR ordinary shares	Class of shares	Other class (specify in description)	Listed on SEHK (Note 1)	Yes
Stock code	09626	Description	Class Z

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	9,800,000,000	USD	0.0001	USD	980,000
Increase / decrease (-)	0			USD
Balance at close of the month	9,800,000,000	USD	0.0001	USD	980,000

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3. Type of shares	Other type (specify in description)	Class of shares	Other class (specify in description)	Listed on SEHK (Note 1)	No
Stock code	N/A	Description	Undesignated

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	100,000,000	USD	0.0001	USD	10,000
Increase / decrease (-)	0			USD
Balance at close of the month	100,000,000	USD	0.0001	USD	10,000

Total authorised/registered share capital at the end of the month:   USD                                1,000,000

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II. Movements in Issued Shares

1. Type of shares	WVR ordinary shares	Class of shares	Other class (specify in description)	Listed on SEHK (Note 1)	No
Stock code	N/A	Description	Class Y
Balance at close of preceding month	83,715,114
Increase / decrease (-)	0
Balance at close of the month	83,715,114

2. Type of shares	WVR ordinary shares	Class of shares	Other class (specify in description)	Listed on SEHK (Note 1)	Yes
Stock code	09626	Description	Class Z
Balance at close of preceding month	326,208,471
Increase / decrease (-)	778,309
Balance at close of the month	326,986,780

Remarks:

The balance of Class Z ordinary shares excludes 4,559,523 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

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III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer) Not applicable

1. Type of shares issuable		WVR ordinary shares		Class of shares	Other class (Please specify)	Shares issuable to be listed on SEHK (Note 1)		Yes
Other class (Please specify)		Class Z
Stock code of shares issuable (if listed on SEHK) (Note 1)				09626
Particulars of share option scheme		Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1).	2018 Share Incentive Plan - options	20,574,324	Exercised	-423,109	19,963,715	423,109	19,963,715	0
			Cancelled	-187,500
General Meeting approval date (if applicable)
2).	Global Share Incentive Plan - options	1,068,150	Exercised	-342,700	725,450	342,700	725,450	0

General Meeting approval date (if applicable)

Total A (WVR ordinary shares Class Z): 765,809

Total funds raised during the month from exercise of options:						USD 76.58

Remarks:

No further options will be granted under the 2018 Share Incentive Plan or the Global Share Incentive Plan after October 3, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on the Stock Exchange became effective).

(B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

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(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

1. Type of shares issuable	WVR ordinary shares	Class of shares	Other class (Please specify)	Shares issuable to be listed on SEHK (Note 1)	Yes
Other class (Please specify)	Class Z
Stock code of shares issuable (if listed on SEHK) (Note 1)		09626

Description of the Convertibles		Currency	Amount at close of preceding month	Movement during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto (C)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1).	April 2026 Notes - US$500 million convertible senior notes	USD	429,343,000		429,343,000	0	17,347,182

Type of convertibles		Bond/Notes
Stock code of the Convertibles (if listed on SEHK) (Note 1)
Subscription/Conversion price		USD 24.75
General Meeting approval date (if applicable)
2).	2027 Notes - US$800 million convertible senior notes	USD	745,999,000		745,999,000	0	18,315,470

Type of convertibles		Bond/Notes
Stock code of the Convertibles (if listed on SEHK) (Note 1)

Subscription/Conversion price		USD 40.73
General Meeting approval date (if applicable)
3).	December 2026 Notes - US $1,600 million convertible senior notes	USD	446,907,000		446,907,000	0	4,755,940

Type of convertibles		Bond/Notes

Stock code of the Convertibles (if listed on SEHK) (Note 1)

Subscription/Conversion price		USD 93.97

General Meeting approval date (if applicable)

					Total C (WVR ordinary shares Class Z):	0

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Remarks:

(1) The April 2026 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$70 million principal amount of the April 2026 Notes.

(2) The 2027 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$100 million principal amount of the 2027 Notes.

(3) The December 2026 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$200 million principal amount of the December 2026 Notes.

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) Not applicable

1. Type of shares issuable	WVR ordinary shares	Class of shares	Other class (Please specify)	Shares issuable to be listed on SEHK (Note 1)	Yes

Other class (Please specify)	Class Z

Stock code of shares issuable (if listed on SEHK) (Note 1)		09626

Description		General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (D)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1).	2018 Share Incentive Plan - restricted share units		12,500	6,271,894

	Total D (WVR ordinary shares Class Z):		12,500

Remarks:

(1) The amended 2018 Share Incentive Plan only became effective on October 3, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on the Stock Exchange became effective).

(2) As of the month ended 31 March 2023, 61,090 restricted share units have been cancelled.

(3) The Company granted 3,487,998 restricted share units on March 31, 2023. For details, please refer to the announcement of the Company dated March 31, 2023.

(4) The Company granted 1,000,000 restricted share units on March 31, 2023 to one of the Company’s director, which will be satisfied by existing Shares to be acquired through on-market purchase by trustee of the Company. For details, please refer to the DI Form (No. DA20230331E00191) submitted on March 31, 2023.

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(E). Other Movements in Issued Share Not applicable

Total increase / decrease (-) in WVR ordinary shares Class Z during the month (i.e. Total of A to E)	765,809

Total increase / decrease (-) in WVR ordinary shares Class Z during the month (i.e. Total of A to E)	12,500

IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

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V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Add remarks

Submitted by:	Xin Fan

Title:	Joint Company Secretary

(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.

Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

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3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares repurchased”; and

•	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares redeemed”; and

•	“issue and allotment date” should be construed as “redemption date”